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MARKETING WORLDWIDE CORPORATION
2212 Grand Commerce Dr., Howell, Michigan 48855
Telephone number: (517) 540-0045


                               May 24, 2006

MAIL STOP 3561
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Mr. Raj Rajan
Division of Corporate Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Telephone 202.551.3399
Facsimile 202.772.9206

RE: Marketing Worldwide Corporation
    Item 4.02 Form 8-K
    Filed May 16, 2006
    File No. 000-50586

Dear Mr. Rajan:

Marketing Worldwide Corporation has (1) amended the previously filed Form 10-QSB/A for the period ended March 31, 2005 and June 30, 2005 to include the consolidation of JCMD Properties, LLC as a VIE, including the footnotes and other information under GAAP, APB 20 and/or FSAS 154, and (2) filed a Form 8-K/A (Item 4.02) discussing the restatement of the financial statements in its Form 10-QSB/A for the period ended March 31, 2005 and June 30, 2005 that discloses March 22, 2006 as the date Marketing Worldwide Corporation concluded that its financial statements in its Form 10-QSB for the period ended March 31, 2005 and June 30, 2005 should no longer be relied on.

Marketing Worldwide Corporation acknowledges that:

Marketing Worldwide Corporation is responsible for the adequacy and accuracy of the disclosures in the filings in makes with the Commission; Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filings made with the Commission; and Marketing Worldwide Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.


                                                     Sincerely yours,


                                                     /s/ James C. Marvin
                                                     -------------------
                                                     James C. Marvin
                                                     Chief Financial Officer